UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-11917

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

Financial Statements and Supplemental Schedule Farm Bureau 401(k) Savings Plan Years Ended December 31, 2014 and 2013 With Report of Independent Registered Public Accounting Firm

Farm Bureau 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

3

Report of Independent Registered Public Accounting Firm

The Board of Directors
FBL Financial Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Farm Bureau 401(k) Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Farm Bureau 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa
June 25, 2015

Farm Bureau 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments at fair value:
Mutual funds	$116,470,307	$109,913,209
Common collective trusts	41,907,681	30,147,522
Pooled separate accounts	13,471,031	13,311,655
Pooled investment trust	30,118,204	26,568,887
Group annuities	34,130,887	32,148,344
Total investments	236,098,110	212,089,617

Receivables:
Employer contributions	2,526,468	2,332,258
Participant contributions	6,607	7,879
Notes receivable from participants	3,949,047	4,141,000
Accrued investment income	—	1,812,089
Total receivables	6,482,122	8,293,226

Net assets available for benefits	$242,580,232	$220,382,843

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Additions:
Interest and dividend income on investments	$9,454,485	$9,106,813
Net unrealized and realized gains on investments	10,411,325	28,045,251
	19,865,810	37,152,064

Interest income on notes receivable from participants	132,258	133,473

Contributions:
Participants	10,507,470	10,013,613
Employer	7,961,695	7,460,992
Rollovers from other plans	1,571,552	1,118,795
Total additions	40,038,785	55,878,937

Deductions:
Benefits paid to participants	17,608,440	16,164,665
Administrative expenses	232,956	171,083
Total deductions	17,841,396	16,335,748
Net additions	22,197,389	39,543,189

Net assets available for benefits at beginning of year	220,382,843	180,839,654
Net assets available for benefits at end of year	$242,580,232	$220,382,843

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan

Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, including FBL Financial Group, Inc. (FBL) and Farm Bureau Property & Casualty Insurance Company, as well as several unaffiliated organizations; the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies). Participants may contribute a portion of their compensation, pretax, to the Plan.  Participants also have the option to make Roth elective contributions which are post tax contributions.  The principal and earnings on a Roth 401(k) account will be distributed tax-free if a participant leaves their Roth balance in their 401(k) plan for at least 5 years and until they reach age 59½ . The maximum amount contributed is determined by each participating company, currently set at 50% of eligible compensation for all of the Companies, and additional limits are imposed by the Internal Revenue Service (IRS). Certain participating companies match employee contributions up to 5% of eligible compensation. Certain participating companies make non-elective contributions from 5% to 15% of eligible compensation. A certain group of participants under two participating employers are matched on employee contributions up to 6% of eligible compensation and receive a discretionary company contribution of 2.75% up to 5.75% of eligible compensation depending on the participant's combination of age plus years of service. The discretionary contribution is paid in February of the subsequent plan year and subject to a three year vesting schedule. All employee contributions are immediately vested. Employer contributions vesting and eligibility requirements vary by Company.

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Loan terms, outside of home loans, cannot exceed a 5-year repayment period. Principal residence loan terms cannot exceed a 10-year repayment period. A participant may not have more than three loans outstanding at any point in time. A one-time set up fee of $50 is charged for each loan requested. The loans bear a commercially reasonable rate of interest, which is the prime rate as determined by the Plan's trustee or affiliate. Principal and interest is paid ratably through payroll deductions. At employment termination, the loan would be fully due and payable within 90 days unless a distribution is taken within 90 days (in which case it is offset from the distribution). If the loan is not repaid, the loan will be treated as a distribution subject to taxation and the 10% federal excise tax penalty applying to those individuals under age 55. In the event of loan default, the plan participant is given 90 days to reinstate the payment schedule. This 90-day grace period shall not extend beyond the original maturity date of the loan. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.

On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. In the event the participant's vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant's balance is $1,000 or less, then the amount will be distributed directly to the participant. If such an election is not made by the participant and the participant's balance is greater than $1,000 but does not exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election.

Wells Fargo Bank N.A. (Wells Fargo) was the Plan's trustee and provided record keeping services to the Plan through October 31, 2013. Effective November 1, 2013, The Principal Trust Company replaced Wells Fargo as Trustee and provides record keeping services to the Plan.
Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The foregoing description of the Plan provides only general information. A more complete description of the Plan's provisions may be obtained from the plan administrator.

2. Significant Accounting Policies

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statement and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Notes 3 and 4 for further discussion of Plan investments and fair value methodologies. Investment income is recorded when earned.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

Payment of Benefits
Benefits are recorded when paid.

3. Investments
Contributions are invested in unaffiliated mutual funds, common collective trusts, pooled separate accounts, an Asset Builder Group Annuity (the "Asset Builder Annuity") offered by Farm Bureau Life Insurance Company, a wholly-owned subsidiary of FBL, and a pooled investment trust which invests primarily in the common stock of FBL. Effective January 30, 2013, the Group Flexible Premium Deferred Annuity (the "Flexible Premium Annuity") was closed to new contributions, including transfers, and on February 1, 2013, the Farm Bureau Life Insurance Company Asset Builder Annuity was added to the Plan. Collectively the Flexible Premium Annuity and the Asset Builder Annuity are referred to as the "Group annuities". The mutual funds, common collective trusts and pooled separate accounts invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed. All investments are considered participant directed, as participants may select the investments in which to invest their contributions.
The Group annuities are fully benefit-responsive investment contracts issued by Farm Bureau Life Insurance Company. The Group annuities have no set maturity date and are backed by the full faith and credit of the insurance company. The Group annuities are carried at contract value, which approximates fair value. The contract value of the Group annuities represent contributions plus interest credited at a rate determined by the issuer, less participant withdrawals and administrative expenses. The minimum crediting rate under the Flexible Premium Annuity is 3.0% and 1.0% for the Asset Builder Annuity. Interest crediting rates are reviewed and determined by Farm Bureau Life Insurance Company. The average yield credited to participants with investments in the Flexible Premium Annuity was 3.00% during 2014 and 2013. The average yield credited to participants with investments in the Asset Builder Annuity was 2.45% during 2014 and 2.60% during 2013.

During 2014 and 2013, the Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2014	2013
Mutual funds	$(533,407)	$17,834,341
Common collective trusts	2,464,040	3,752,683
Pooled separate accounts	1,198,045	548,764
Pooled investment trust	7,282,647	5,909,463
	$10,411,325	$28,045,251

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2014	2013
FBL Financial Group, Inc. Stock(a)	$30,118,204	$26,568,887
Group Flexible Premium Deferred Annuity	24,883,922	27,331,769
Federated Equity Income Inst.	18,518,281	17,036,805
MainStay Large Cap Growth I	14,551,981	14,033,592
PGI MidCap S&P 400 Index Sep Acct	12,563,897	13,077,258
American Century Small Cap Value Inst.	(b)	11,949,656

a.	The FBL Financial Group, Inc. common stock is owned indirectly through an investment in a pooled investment trust.

b.	Investment is less than 5% of Plan net assets.

4. Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1:	Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.

Level 3:	Fair values are based on significant unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
There were no transfers between Level 1 and Level 2 during the year.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Mutual funds: Valued at quoted prices in an active market which represent net asset value of shares held by the plan.
Common collective trust: Valued based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Pooled separate accounts: Valued based on the latest quoted market price of the investments held within the fund. The pooled separate accounts allow 1 transfer per 30 day period. The transfer restriction applies to all plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the plan is not allowed to transfer back in this investment option until the holding period elapses. Contributions into the investment options are not impacted.
Pooled investment trust: Valued based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund.
Group annuities: These are considered fully benefit-responsive investment contracts and are carried at fair value. The contract value is equivalent to its fair value as the interest-crediting rate is periodically reset to market rates at the discretion of the issuer, thus no adjustment is required.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2014.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$73,809,797	$—	$—	$73,809,797
International equity funds	20,127,405	—	—	20,127,405
Fixed income funds	15,871,585	—	—	15,871,585
U.S. real estate fund	3,912,443	—	—	3,912,443
Principal preservation	2,749,077	—	—	2,749,077
Total mutual funds	116,470,307	—	—	116,470,307

Common collective trust (a) - Target date retirement funds	—	41,907,681	—	41,907,681
Pooled Separate Accounts - U.S. equity funds	—	13,471,031	—	13,471,031
Pooled investment trust	—	30,118,204	—	30,118,204
Group annuities	—	—	34,130,887	34,130,887
Total assets at fair value	$116,470,307	$85,496,916	$34,130,887	$236,098,110

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2013.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$69,641,586	$—	$—	$69,641,586
International equity funds	19,494,061	—	—	19,494,061
Fixed income funds	13,782,459	—	—	13,782,459
U.S. real estate fund	2,518,824	—	—	2,518,824
Principal preservation	4,476,279	—	—	4,476,279
Total mutual funds	109,913,209	—	—	109,913,209

Common collective trust (a) - Target date retirement funds	—	30,147,522	—	30,147,522
Pooled Separate Accounts - U.S. equity funds	—	13,311,655	—	13,311,655
Pooled investment trust	—	26,568,887	—	26,568,887
Group annuities	—	—	32,148,344	32,148,344
Total assets at fair value	$109,913,209	$70,028,064	$32,148,344	$212,089,617

a.
Common collective funds are unregistered investment products that commingle the assets of multiple fiduciary clients to invest in a diversified portfolio of stocks, bonds, or other securities. Common collective funds are available only to retirement, pension, profit sharing, stock bonus and certain other employee benefits trusts, which are exempt from Federal income tax, and for which the Plan's trustee acts as a fiduciary. They are primarily regulated by the Office of the Comptroller of the Currency (OCC). There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014	2013
Balance, beginning of year	$32,148,344	$34,358,395
Purchases	11,343,935	46,038,234
Sales	(9,361,392)	(48,248,285)
Balance, end of year	$34,130,887	$32,148,344

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan had recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
6. Administrative and Operating Expenses

Effective November 1, 2013, upon transition of Trustee to the Principal Trust Company, the Plan's annual percentage rate for administrative expenses assessed on each participant's account balance decreased from 0.16% to 0.15%.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

E.I.N. 42-0331840 Plan #004

December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Mutual funds, at fair value:
American Century Investments	American Century Small Cap Value Inst.		$10,584,960
The American Funds	American Funds EuroPacific Growth R6		10,544,177
Federated Securities Corporation	Federated Bond Inst.		6,369,969
Federated Securities Corporation	Federated Equity Income Inst.		18,518,281
Federated Securities Corporation	Federated Global Allocation Inst.		6,629,758
Federated Securities Corporation	Federated Total Return Bond Inst.		7,620,841
Ivy Investment Management Company	Ivy Mid Cap Growth I		374,879
John Hancock	John Hancock Disciplined Value Mid Cap I		1,192,693
JP Morgan Funds	JP Morgan High Yield R6		1,880,775
Loomis Sayles	Loomis Sayles Small Cap Growth I		8,759,672
MainStay Funds	MainStay Large Cap Growth I		14,551,981
MFS Investment Management	MFS Value R5		9,482,296
T. Rowe Price Funds	T. Rowe Price Emerging Market Stock		2,953,470
Vanguard Group	Vanguard Institutional Index Inst.		10,345,035
Vanguard Group	Vanguard REIT Index Admiral		3,912,443
Wells Fargo Bank, N.A.	Wells Fargo Adv. 100%Treasury Money Market		2,749,077
			116,470,307
	Common collective trusts, at fair value:
Principal Trust Company (2)	Principal Trust(SM) Income		794,892
Principal Trust Company (2)	Principal Trust(SM) Target 2010		1,327,807
Principal Trust Company (2)	Principal Trust(SM) Target 2015		2,049,514
Principal Trust Company (2)	Principal Trust(SM) Target 2020		7,420,111
Principal Trust Company (2)	Principal Trust(SM) Target 2025		5,858,668
Principal Trust Company (2)	Principal Trust(SM) Target 2030		7,422,451
Principal Trust Company (2)	Principal Trust(SM) Target 2035		4,051,788
Principal Trust Company (2)	Principal Trust(SM) Target 2040		5,294,519
Principal Trust Company (2)	Principal Trust(SM) Target 2045		3,310,956
Principal Trust Company (2)	Principal Trust(SM) Target 2050		3,816,435
Principal Trust Company (2)	Principal Trust(SM) Target 2055		527,502
Principal Trust Company (2)	Principal Trust(SM) Target 2060		33,038
			41,907,681
	Pooled separate accounts, at fair value:
Principal Life Insurance Company (2)	PGI MidCap S&P 400 Index		12,563,897
Principal Life Insurance Company (2)	PGI SmallCap S&P 600 Index		907,134
			13,471,031

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

E.I.N. 42-0331840 Plan #004

December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. Stock		$30,118,204

	Group annuities, at fair value:
Farm Bureau Life Insurance Company (2)	Asset Builder Group Annuity		9,246,965
Farm Bureau Life Insurance Company (2)	Group Flexible Premium Deferred Annuity		24,883,922
			34,130,887
Loans to participants	Varying maturity dates with an interest rate of 3.25%		3,949,047
Total investments and loans to participants			$240,047,157

(1)	Cost information is only required for non-participant-directed investments.

(2)	The issuer is considered a party in interest to the Plan.

Exhibits:

Exhibit number	Description
23.2	Consent of Independent Registered Public Accounting Firm, filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2015

FARM BUREAU 401(k) SAVINGS PLAN

By:    Farm Bureau Retirement Plan Committee
(Administrator of the Plan)

By:      /s/ DOUGLAS V. SHELTON
Douglas V. Shelton
Chairman